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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:           LSW Variable Life Insurance Account

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                        1300 West Mockingbird Lane
                        Dallas, Texas 75247-4921

Telephone Number (including area code):

                        1 - (800) 537-7003

Name and address of agent for service of process:

                             D. Russell Morgan, Esq.
                         National Life Insurance Company
                             One National Life Drive
                            Montpelier, Vermont 05604

                                    Copy to:

                              Stephen E. Roth, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                            Washington, DC 20004-2415

Check Appropriate Box:

        Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                        Yes                 No X
                           ---                ---

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1.      Exact Name of registrant.
                        LSW Variable Life Insurance Account.

2. Name of state under which registrant is organized or created and the date of such organization or creation.
                        Registrant was organized under the laws of the state of Texas on February 15, 2001.

3.      Form of organization of registrant.
                        Registrant is a separate account of Life Insurance Company of the Southwest.

4.      Classification of registrant.
                        Registrant is a unit investment trust.

5.      If registrant is a management company:

        (a) state whether registrant is a "closed-end" company or an "open-end" company;
                        Not applicable.

        (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.
                        Not applicable.

6.      Name and address of each investment adviser of registrant.
                        Not applicable.

7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.
                        Not applicable.

8. If registrant is an unincorporated investment company not having a board of directors:

        (a)     state the name and address of each sponsor of registrant.
                        Life Insurance Company of the Southwest
                        1300 West Mockingbird Lane
                        Dallas, Texas 75247-4921

        (b) state the name and address of each officer and director of each sponsor of registrant.
                        James A. Mallon, Chairman of the Board (2)
                        Wade H. Mayo, Director, President & CEO (1)
                        Carl J. Lutz, Director & Executive Vice President (1) Rodney A. Buck, Director (2)
                        Joseph M. Rob, Director (2)
                        William. A. Smith, Director (2)
                        Robert G. Berg, Senior Vice President (1)
                        Gregory H. Doremus, Senior Vice President (2)
                        Michele S. Gatto, Senior Vice President (2)

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                        Erick R. Grinde, Senior Vice President (2)

                (1) The business address is 1300 West Mockingbird Lane, Dallas, Texas 75247.

                (2) The business address is National Life Drive, Montpelier, Vermont 05604

9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                        No.

        (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.
                        Not applicable.

        (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable" state whether registrant presently proposes to make a public offering of its securities (yes or no).
                        Yes.

        (d) State whether registrant has any securities currently issued and outstanding (yes or no).
                        No.

        (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.
                        Not applicable.

10.     State the current value of registrant's total assets.
                Zero.

11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).
                No.

12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.
                Not applicable.

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        Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Dallas, State of Texas this 22nd day of March, 2001.


(SEAL)                               LSW VARIABLE LIFE INSURANCE ACCOUNT
                                             (Name of Registrant)


                                     BY: LIFE INSURANCE COMPANY OF THE SOUTHWEST
                                             (Name of Sponsor)

ATTEST:


/s/ CHRISTOPHER M. NERONHA                     By:  /s/ WADE H. MAYO
--------------------------                         -----------------------------
Christopher M. Neronha                               Wade H. Mayo, President &
Assistant Secretary                                  Chief Executive Officer